Exhibit 15 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.

   SWVA
   Bancshares, Inc.


                                 September 24, 1997


   VIA FACSIMILE 616-382-2382

   Mr. Richard J. Nelson
   LaSalle Capital Management, Inc.
   Suite 500
   350 E. Michigan Avenue
   Kalamazoo, MI  49007

   Dear Mr. Nelson:

   This is a response to your letter dated September 22, 1997 that we received less than an hour before the close of business of September 22, 1997. At this time we cannot make the confirmation that you have requested but we wish to explain why this is so. The letters from Cede & Co. are difficult to understand and take time to review. We have been getting more documents as we decide you are entitled to them, but that also takes time. Because of the delay you had in getting the necessary second letter from Cede & Co. to us, we did not immediately procure documents.

   We will be certain to have what you are entitled to review on Thursday, September 25, 1997. We could have more information for you on Friday or Monday than on Thursday but you may not wish to wait an extra day for more information. Also we probably agree that you would rather not have your lawyers make more than one trip to look at documents. However, if you are willing to visit on Friday or Monday instead of Thursday, we promise to advise you on Thursday what documents you would see on Friday or Monday and you can decide which day would be better for you, based on what you would see. We are not saying whether it would be better to wait a day to see if there will be more documents but, if we do not receive a response from you, we will assume that your lawyers will visit us on Thursday.

                                 Very truly yours,


                                 /s/ B.L. Rakes
                                 B.L. Rakes
                                 President

   BLR:bw